MERITZ & MUENZ LLP

                                COUNSELORS AT LAW

                                2021 O Street, NW
                              Washington, DC 20036

                                    --------

                            Telephone: (202) 787-1964
                            Facsimile: (202) 787-3909
                           E-mail: Lmuenz@comcast.net

                                 March 23, 2006

Ms. Tia Jenkins
United States Securities and Exchange Commission
Senior Assistant Chief Accountant
Office of Emerging Growth Companies
100 F Street, N.E.
Washington, DC 20549

RE:  MM(2) GROUP, INC.
     FORM 8-K DATED OCTOBER 19, 2005, AS AMENDED
     FILE NO. 0-50292

Dear Ms. Jenkins:

On behalf of MM(2) Group, Inc. (the "Company"), I would like to respond to your letter dated March 2, 2006, regarding the Form 8-K October 19, 2005, as amended. Below, I have set forth the Company's response to your comments:

Note 2 - Going Concern, Page 6
------------------------------

1. Please tell us how you accounted for the debt conversion feature associated with the debentures issued to Cornell Capital. While conventional convertible debt typically qualifies for the scope exception in paragraph 11(a) of FAS 133, the debentures are convertible into a variable number of shares depending on the trading price. The contract does not appear to contain an explicit limit on the number of shares that may be delivered in a share settlement. Thus, the debt is not conventionally convertible and does not appear to qualify for the scope exception from the provisions of FAS 133. As such, it appears the debt conversion should be bifurcated from the host contract (the debt) and accounted for as a derivative at fair value, with changes in fair value recorded in earnings. Refer to paragraph 20 of EITF 00-19.

          Response:
          ---------
          The Company was a privately held enterprise at the time that it entered into the Secured Convertible Debenture dated April 1, 2005 (the "Debenture") with Cornell Capital Partners, LP. ("Cornell"). As such, there was no market for the

Ms. Tia Jenkins
United States Securities and Exchange Commission
March 23, 2006
Page 2

     shares to be traded and there was no value to the debt conversion. Following the completion of the reverse merger between MM(2) Group, Inc. and Wien Group, Inc. and the assignment of the Debenture to the newly merged and successor company, there was now a public market for the shares of the Company, with the shares trading on the NASD OTC Bulletin Board. Therefore, pursuant to Section 3(c)(i) of the Debenture, the Conversion Price is defined as:

          "The Holder shall be entitled to convert, at its sole option, at any time up to fifteen percent (15%) of the outstanding principal amount of this debenture plus outstanding and accrued interest at a conversion price (the "Conversion Price") in effect on any Conversion Date shall be equal to twenty percent (20%) of the average of the volume weighted average prices of the Company's Common Stock, as quoted by Bloomberg, LP, for the first five (5) trading days after the Company's Common Stock becomes listed on the OTC Bulletin Board which may be adjusted pursuant to the other terms of this Debenture."

     The Conversion Price for the Debenture is fixed by using the average of the volume weighted average prices of the Company's Common Stock, as quoted by Bloomberg, LP, for the first five (5) trading days after the Company's Common Stock became listed on the OTC Bulletin Board, without incurring any variances and was a fixed price of $.07. Thereafter, the Conversion Price was calculated by using this fixed price and discounting it as set forth in the Debenture. Consequently, the number of shares to be converted under the terms of this Debenture is fixed. As such, the conversion would qualify for the scope limitation in paragraph 11(a) of FAS 133. It is the Company's intention to record the discount to earnings if and when the debentures are converted to equity. The Company also recognizes the importance of this disclosure to reader and will include a more detailed disclosure of the conversion feature, to include potential shares to be issued, in future filings.

2. Please revise the footnotes to discuss the registration rights agreements and clearly outline the requirements and the related damages that may be incurred. Discuss the amount of damages incurred to date, the potential amount of damages possible under the contract, whether any cap exists to limit such damages, and other material terms. The EITF recently deliberated the impact of these liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4, THE EFFECT OF A LIQUIDATED DAMAGES CLAUSE ON A FREESTANDING

Ms. Tia Jenkins
United States Securities and Exchange Commission
March 23, 2006
Page 3

FINANCIAL INSTRUMENT SUBJECT TO ISSUE NO. 00-19. The EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions that could impact a conclusion on this issue. However, in the meantime, please tell us how you considered the guidance in EITF 05-4 in analyzing the registration rights agreement and in considering the effect on the accounting and classification of the 750,000 warrants issued to Cornell Capital, as well as the conversion feature of the debenture.

          Response:
          ---------
          The Registration Rights Agreement (the "SEDA Registration Rights Agreement") executed on April 1, 2005 pertains to the Standby Equity Distribution Agreement executed on the same date. The SEDA Registration Rights Agreement contains no provisions for the investors to access or collect any damages and it does not specify any time frame for the Company to prepare and file a registration statement with the SEC. The Company understands the criteria for the need to file the registration statement before we can proceed with the necessary financing of our acquisition strategies and we are proceeding with caution. The Company also recognizes the importance of this disclosure to reader and will include a more detailed disclosure of the SEDA Registration Rights Agreement in future filings.

          The Registration Rights Agreement (the "Debenture Registration Rights Agreement") executed on April 1, 2005 pertains to the Secured Convertible Debenture executed on the same date. Section 2(c) of the Debenture Registration Rights Agreement does provide for liquidated damages payable to Cornell should the required registration statement is not filed with the SEC by a certain date and/or is not declared effective by the SEC by a certain date. In light of your comments, the Company entered into a Waiver and Extension Agreement dated March 16, 2006 wherein Cornell waived any claims to Liquidated Damages under the Debenture Registration Rights Agreement prior to March 16, 2006. Additionally, the Company and Cornell entered into an amendment to the Debenture Registration Rights Agreement dated March 16, 2006 wherein the Scheduled Filing Deadline was moved ninety (90) days forward and the Scheduled Effective Deadline was moved forward to July 14, 2006. Additionally, the Liquidated Damages for not meeting the Scheduled Filing Deadline were limited to one (1) month of Liquidated Damages as calculated in Section 2(c) of the Debenture Registration Rights Agreement. The potential amount of damages possible under the contract, whether any cap exists to limit such damages, and other material terms of the liquidated damages will be discussed in the Form 8-K/A to be filed with the SEC.

Ms. Tia Jenkins
United States Securities and Exchange Commission
March 23, 2006
Page 4

          In consideration of EITF 05-4 in respect to the recognition of the Warrants issued to Cornell, the Company determined that the Warrants were of no value at the time of issue as there was no public market for common shares of the Company. Following the completion of the reverse merger between MM(2) Group and Wien Group and the assignment of the Cornell warrants to the newly merged and successor Company, there was now a public market for the shares of the Company. The Conversion Price for the warrants was established to be $.07 based on the terms of the agreement and that has not changed. As these are free standing warrants and not part of the Debenture, they are not considered a derivative of the Cornell Debenture and as such will be recorded as an expense for services rendered to operations in the accounting period that corresponds with the effectiveness of the reverse merger along with the offset to equity.

3. Since the reverse merger of MM(2) Group and Wien Group was completed on October 19, 2005, please revise the Form 8-K to file unaudited interim financial statements of MM2 Group for the quarter ended September 30, 2005. Pro forma results of operations should also be provided for the quarter ended September 30, 2005, as if the transaction has occurred on December 31, 2004.

          Response:
          ---------
          The Company concurs with the comment and will amend the Form 8-K on or before April 17, 2006. Since the pro forma results must be reviewed by the Company's independent accountants, due to the deadline for filing of Form 10-K by many other registrants, the accountants will not be able to schedule their review time until after their other clients have filed their Annual Reports with the SEC. At the time of the original filing of the Form 8-K, only the June 30, 2005 results of operations were available for inclusion in this filing. The September 30, 2005 results of operations were not available until sometime in November 2005.

Closing Comments
----------------

The Company hereby acknowledges:

1. The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

Ms. Tia Jenkins
United States Securities and Exchange Commission
March 23, 2006
Page 5


2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.


                                             Respectfully yours,

                                             /s/ Lawrence A. Muenz
                                             ----------------------------
                                             Lawrence A. Muenz